Crescera Capital Acquisition Corp.

Rua Aníbal de Mendonça, 27, 2nd floor,

Rio de Janeiro, RJ 22410-050, Brazil

November 16, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Ms. Katherine Wray

Re:	Crescera Captial Acquisition Corp.

Registration Statement on Form S-1, as amended (File No. 333-255382)

Dear Ms. Katherine Wray:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 18, 2021 or as soon thereafter as is practicable or at such other time as the Company or its outside counsel, Davis Polk & Wardwell LLP, request by telephone that such Registration Statement be declared effective. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Manuel Garciadiaz of Davis Polk & Wardwell LLP at (212) 450-6095 or Pedro J. Bermeo at (212) 450-4091 with any questions or comments with respect to this letter.

Sincerely,

Crescera Capital Acquisition Corp.

By:	/s/ Felipe Samuel Argalji
Name: Felipe Samuel Argalji
Title: Chief Executive Officer

Via EDGAR

CC: Manuel Garciadiaz, Davis Polk & Wardwell LLP

 Pedro J. Bermeo, Davis Polk & Wardwell LLP